MAIL STOP 3561


								February 27, 2006



Mr. Ronald Valenta
Chief Executive Officer
General Finance Corporation
260 S. Los Robles, Suite 217
Pasadena, CA 91101


RE:	General Finance Corporation
	Amendment 2 to Registration Statement on Form S-1
	Filed January 30, 2006
      File No. 333-129830

Dear Mr. Valenta:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Article Six of the Certificate of Incorporation may be amended with the vote or written consent of holders of not less than 90% of the outstanding shares of your common stock. Please revise the prospectus to disclose that provision and explain the impact or potential impact on investors in the offering.


Prospectus Summary, page 1
2. Please clarify in the disclosure on page five that compensation for officers and directors that remain with the combined business will likely be determined at the same time the business combination agreement is negotiated.

Risk Factors, page 8
3. Please revise the subheading to risk factor 21, and elsewhere as appropriate, to clarify that the adverse effect on the market price by the exercise of your existing stockholders of their registration rights only occurs after the business combination.
4. We note the disclosure on page five that the company may determine that in connection with a particular business combination, it will not proceed if an even lesser percentage than 20% of the shares issued in this offering exercise their conversion rights. Please add a risk factor.
5. We note your supplemental response to prior comment six that "the
Company does not believe that any of such companies with which an existing stockholder is affiliated is realistically a target business." Please add this disclosure to the prospectus. Also, please explain those circumstances that may result in the company considering an affiliated business. For instance, will they be considered in the initial search or only after other searches have not found a potential target business? We may have further comment.

Use of Proceeds, page 19
6. We note the estimated offering expenses, as indicated in the table. Please reconcile this amount with the disclosure in part
II
of the registration statement.  We may have further comment.

Proposed Business, page 26
7. We note your supplemental response to prior comment 11 of our
letter dated January 31, 2006.   Please add the supplemental
response
to this section of the prospectus.

Exhibits
8. Exhibit 10.8 is not signed. Please file a validly executed agreement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551- 3872 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to H. Yuna Peng at (202) 551-3391, or, Pam Howell, who supervised the review of your filing, at (202)
551-3357.

      Sincerely,



John Reynolds
Assistant Director

cc: 	Alan B. Spatz, Esq. (by facsimile)
      	310-201-4746
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Mr. Ronald Valenta
General Finance Corporation
February 27, 2006
Page 3